1(415) 856-7007

davidhearth@paulhastings.com

November 29, 2017	27226.82270

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Matthews International Funds — File Nos. 033-78960 and 811-08510

Ladies and Gentlemen:

We are counsel to the Matthews International Funds, d/b/a the Matthews Asia Funds (the “Registrant”), and hereby submit for review the enclosed Post-Effective Amendment No. 75 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”), which is being filed pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933, as amended.

The purpose of the Amendment is to provide disclosure intended to address a portion of the comments received from the Securities and Exchange Commission’s staff with respect to the Registrant’s previously filed Post-Effective Amendment No. 74, which contained disclosure with respect to the addition of Institutional Class shares for the Matthews China Small Companies Fund, an existing series of the Registrant. A separate comment response letter has been filed on or about this date. This Amendment also updates certain other information and reflects various other non-material changes.

We hereby represent our view that the Amendment does not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP